Response to Harmony bid — presentation	1 Exhibit 99.(a)(25)

GOLD FIELDS
RESPONSE TO HARMONY BID — PRESENTATION
3 NOVEMBER 2004

Willie Jacobsz – Investor Relations Gold Fields
Good Morning ladies and gentlemen.

Thank you very much for joining us here this morning for this formal response of Gold Fields and the Gold Fields Board to the hostile bid that Harmony made for Gold Fields Limited.

The format that we’ll follow this morning is that Ian Cockerill will lead the presentation. As soon as he’s done with the presentation we will take questions from both the floor here as well as people who’ve tuned in via the web cast.

I’m going to hand over to Ian Cockerill now. Ian.

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Ian Cockerill – CEO Gold Fields

Thank you and good morning everybody for being here today – both those of you are here in the hall as well as those who are watching in over the various media.

Now for the last two weeks we have effectively been gagged from saying what we would like to say. The lawyers have put a very very strong leash on us and this is why we have been somewhat silent in what we would like to say. Today that will all change and we will be in a position to actually make our point quite clear and I think just to summarise what it is, is that we believe that the Harmony offer is a coercive offer, it disenfranchises the majority of Gold Fields shareholders and lastly, but by no means least, it is destructive of Gold Fields shareholders value and that is the reason why we believe that today it is important for the board of Gold Fields to make it quite clear to our shareholders that they should reject the Harmony offer and the purpose of this presentation today is to explain to you exactly the reason why we have come to that conclusion.

When we set about looking at what our response should be to the Harmony offer, I think the Board was mindful of it’s responsibilities to shareholders and principally in making sure that Gold Fields shareholders were advised as to what was the value of the company and what was being offered in terms of the value coming in from the Harmony offer.

The fiduciary responsibility of the Board and the Corporate Governance that the Board has over an issue such as this is not something that’s taken lightly and whilst there’s been many criticisms of Gold Fields that we’ve put together a lot of frustrating actions around the Harmony proposal that we’re not allowing shareholders to exercise their right to take the value enhancing offer, we did not listen to those siren calls, we actually believed that it was important that we look through the whole offer, we analyzed it and then we actually dissected what was being proposed, and then we could come back with our

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response. And again, I want to emphasise, our response is negative to the Harmony proposal on the three points which are highlighted here:

1.	We believe that the structure of the deal is entirely inappropriate. That the so-called two-step – the early stage offer and then the subsequent follow-on offer, we believe is inappropriate, it basically has the ability to lead to a minority take out of Gold Fields by a small group of shareholders that then disenfranchises the vast majority of shareholders who we believe on the basis of discussions that we’ve had with that broad range of shareholders, would actually turn this offer down in any case.

2.	Secondly, the so called value that’s being offered to Gold Fields in terms of the Harmony share at 1.275 times is grossly inadequate for the value that Gold Fields actually represents today.

3.	Last, but by no means least, the very nature of the transaction could lead to a multitude of potential outcomes and on that basis we are very concerned that someone who may tender their shares up front could find themselves in a very unequal situation where down the road they’re neither in a company that’s owned and controlled solely by the current Gold Fields Board, nor is there a clean decision with regard to whether or not Harmony may control the company. They could find themselves in “no mans land” and we find that totally unacceptable.

Why is this offer not in the interest of a Gold Fields shareholder?

Just a quick overview – On the 18th October 2004 we received, well we didn’t receive, but Harmony announced – we didn’t actually receive the Harmony offer until the 20th October 2004 and it was for the 1.275 new Harmony shares for 1 Gold Fields share but it’s in the mechanics of this

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offer that we found the most objections and I’ll explain that in a little more detail.

This chart here attempts to show you what are the various outcomes that may occur as a result of the proposed Harmony structure. As you can see from the screen, the three potential main voting blocks in Gold Fields Limited. Now the early stage offer from Harmony is designed to go up to 34.9 percent, that’s what the purpose of that proposal was. Norilsk have said that they are not tendering into the first stage but they would tender into a subsequent offer. That means that there is potentially left a block of Gold Fields shareholders anywhere between 45 percent to 80 percent, depending upon the size of the uptake of the early stage offer into Harmony. So that’s why I say, you could very well find an existing Gold Fields shareholder, someone who’s been a long term supporter of the company could find themselves trapped in “no mans land” where there’s no real control vested in the company, that the company finds itself with a fructuous Board and a very indeterminate future, and I don’t think that that is in the best interests either of corporate governance or of maximizing value to come out of the Gold Fields company. Importantly, if Harmony achieved only a small percentage and didn’t get anywhere near the 34.9 percent and they sat just with that, there’s a very real danger that that could act as a drag or overhang on the Gold Fields share price and that I also think is not in the interests of the company.

But effectively what the whole early stage offer is designed as nothing other than to try and get a toehold into Gold Fields and to do so and to effect almost a negative control position without paying a control premium and this is a structure that would not be allowed anywhere else in the world but it is here and we believe that it is wrong and we believe that it disenfranchises our shareholders and it is for that reason why we have been most vigorous when it comes to contesting this takeover offer in the courts. We believe that it is wrong in it’s construct.

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This really just highlights why – you know just to emphasize again why we’re not in favour of this proposal. It does put an excessive amount of power into the hands of a very small minority – say for instance up to 10 percent of the Gold Fields stock in the hands of the hedge funds or the arbiters who don’t give a damn as to the long term merits of company A or company B – who’s got the better or the worst prospects. All they’re interested in is making 5 percent today – tomorrow they may trade in a completely direction to the way that they traded today. To have that sort of power exercised over your company by a group of, frankly, disinterested minority shareholders – how is that in the interests of broad shareholder democracy. Importantly, this offer and the small controlled block, certainly would inhibit the Board of Gold Fields as well as the managements ability to actually go out and exercise their power, their influence to seek a better alternative offer because if there’s a block in there already it does make it difficult for us to go out and encourage other people to put perhaps a counter proposal to shareholders. And it’s because of all of these points that we started out. We started out with the request to the SRP talking about concert parties because there’s no doubt that if one looks at the follow-on proposal with whatever percentage – 15 percent ownership of Gold Fields in the early stage offer, plus the 20 percent of Norilsk, means that there is effective negative control of Gold Fields without paying a premium. That is to all intents and purposes an effective concert party and we think that it’s important that the SRP rules on that and as such gives a decision up front.

The second application to the High Court. This is looking at the unlawful implementation of the offer because there was not a prospectus that was put out with the Harmony offer. A prospectus demands a higher level of disclosure, particularly around issues such as financial effects on both acquirer and acquiree. We believe that the offer document put out by Harmony was deficient in this case and as such shareholders would not be able to exercise due care when taking up the Harmony proposal. And also a challenge gone through to The Competition Tribunal – actually

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interdicting this early settlement offer, that’s going to be heard on the 12th of November 2004. Though we’ve not had any response to any of these issues as yet, we had a hearing with the SRP on Friday and we were expecting to get some feedback probably early this week. To date we have not had any feedback so, unfortunately, I cannot tell you what the outcome of the deliberations in the SRP have been.

Why is it that we believe that the Harmony offer significantly undervalues your shares in Gold Fields?

What we looked at here is we’ve taken the fiscal year 2004 – in other words the last annual year and we looked at where it says “current position”. That is the current position of a Gold Fields shareholder assuming he has say a block of 100 shares. And what is the headline earnings if he just stayed in Gold Fields? If there was the combination as proposed by Harmony – what the effect of the headline earnings per share of his 100 block of shares? As you can see, he goes from R157.00 to negative of R2.00 per share. That’s R159.00 net loss per 100 shares. Similarly, if one looks at cash flow from operations expressed by 100 shares – look at the difference between the stand alone Gold Fields case as well as the post transaction case. In either instance, over 100 percent dilution on headline earnings per 100 shares or a 59 percent dilution per 100 shares on a cash flow from operations.

But let’s look at the NPV of the operation and we’ve taken today’s gold price at R85,000.00 per kilogram and we’ve indexed this to make it easier. Assuming Gold Fields has an index of 100 then on an NPV basis at R85,000.00 per kilogram, Harmony’s would be 91. Now you may argue well you know 9 percent difference is not an awful lot but that’s on an NPV basis but to get to break even, in other words to make yourself square, the actual merger or exchange ratio would have to be 1.72 times not 1.27 times. Now 9 percent difference in NPV doesn’t sound an awful lot, but translate that into what the effective merger ratio would have to be. I think

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that’s a very significant difference and bear in mind, that is just a merger ratio to get you to break even, it does not include any necessary premium that would have to be paid if you wanted to effect control. So I think this very clearly demonstrates the value destruction that Gold Fields shareholders are being asked to take as the deal is currently constructed.

Last Thursday, when we had our quarterly presentations, we put these numbers up but I think it’s useful to show them again just to show the difference in the balance sheet strength of both companies. When one looks at the cash position and the net cash position, I think it actually tells a very, very telling story and particularly when you bear in mind that in early January, Harmony have got some very extensive bullet payments that have to be made and I think I don’t really have to say anymore than what is on that slide. Gold Fields is a company with a very healthy net cash position. Harmony is hardly in a very healthy cash position, in fact, it’s current operating profits means that it cannot even pay it’s interest payments. You have to ask yourself the question, who needs who in this transaction?

Again, let’s look at profits. If one looks at profits, here we’re showing again fiscal 2004, the comparison of Gold Fields and Harmony as well as the first quarter of 2005 – the most recent results that have come out. When one looks at the cost of production of both of these companies, the revenue, the operating profit as well as operating margins, again, I think it tells you a very compelling story. Bear in mind that as things stand today, we’re already operating at a Rand exchange rate which is lower than the Rand exchange rate we had in the previous quarter. The previous quarter was R6.36 average for the quarter, as things stand today we’re at about R6.15. So one can only assume that the financial circumstances of Harmony could only get even worse than is depicted here.

Harmony would have you believe that you’re getting a significant premium when it comes to accepting their offer. And if one looks at what was

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proposed from Harmony, they’re proposing a merger of the two companies with an effective merger ratio where Gold Fields would land up with 66 percent of the company and Harmony would land up with 34 percent of the company. Let’s just look at this string of normal metrics that one would use. On an EBITDA basis, Harmony will be providing 11 percent of EBITDA to the combined entity. On an operating cash flow and earnings basis, they will contribute nothing. On the NAV basis, 27 percent. And, as you can see in the right hand column, we’ve tried to show here – if you wanted to get back to the 66 percent ratio in each one of these particular parameters, what would have to be the implied exchange ratio to get you to that 66 percent? And Gold Fields shareholders are being asked to accept a 1.275 ratio when clearly this is grossly, grossly underestimating the respective contribution that either company is making to this proposed merger.

Again, it was suggested that at the time of the transaction Harmony was acquiring Gold Fields and paying a very substantial premium. The facts actually show something entirely different. The real premium on the bid price that was made on the Monday morning – on the previous Friday, at the close of business, the real so-called bid premium on a share for share basis on the New York Stock Exchange was 7 percent, in Johannesburg it was 13 percent. We’ve analysed the last decade of hostile takeovers, because this is a hostile takeover and certainly hostile takeovers of any substantial size, and we’ve looked at what was the actual premiums that were paid in those cases and you can see, it ranges anywhere between just over 40 percent to just under 50 percent and Gold Fields is expected to believe that the premium that was so-called paid, or is being proposed in this transaction is a fair and full premium. I think not.

We’ve heard a lot about the “Harmony Way” and how the “Harmony Way” is going to make a huge difference to Gold Fields’ performance. I’d just like to take you through some very, very interesting graphs.

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First One

When one looks at a company and when one looks at the value of a company and particularly a gold company or mining company, there’s no doubt that reserves underpin the value of a company and when we started looking into the reserves situation of Harmony, because clearly, if one is looking to evaluate, you want to see what do you think the opposing company is worth – we actually came up with some very interesting observations. And to be perfectly honest with you, I don’t know what the answer to this is, other than there is a huge inconsistency in the reporting of reserves. Every year it seems as if the grouping of reserves changes, it’s very difficult to understand where reserves emanate from or where they’ve gone to, but more importantly, there’s been huge inconsistency in the reporting of reserves coming out of Harmony. Particularly, the June 2003 Annual Report and the 20 year filing to the US, both went out at the same time with different numbers. What does that tell shareholders?

In April of this year, there was a Competent Persons Report put together by SRK that showed 39 million ounces. For correct comparative purposes we’ve included the 2 million ounces from Hidden Valley so that should have been 41 million ounces. That was the only external report coming out of Harmony that actually had an independent individual who classified those reserves.

Going back to June 2004, all of a sudden we’re back to 62 million ounces again, and likewise and so on and so on.

Also, there’s a very large so-called resource number utilizing a 250 cm ground per ton cut off. Now, for those of you who can do the calculation, that would require something like a gold price of R250,000.00 (quarter of a million Rand) per kilogram for those resources to be viable. I think that’s

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rather stretching the envelope. Now our concern here is – we don’t know what is the correct number. How can we possibly make a recommendation to our shareholders if there’s such an inconsistency in the numbers that are being reported. We don’t know what the correct number for reserves is. We understand that Harmony say that they’re going to be coming out with a revised report in December. By that time it’s too late, shareholders are being expected to make a decision within the next few weeks. How can they possibly make a decision when there’s not an independent number on the table here?

I think it’s also fair to say that when the Harmony offer was announced, Harmony claimed that they will be making an additional R1 billion worth of cost savings over and above those that Gold Fields had already spoken about but actually I will show you in some successive slides that whilst in the short term cost savings may be made, it may be a very different picture in the longer term. It’s being stated that Gold Fields head office is going to be shut down. Sure that will save you R130 – R140 million a year, but there are certain functions that take place in a head office that will still have to continue. So you’re not going to save all of that and where’s the extra R860 million going to come from? And frankly, if one looks over the last 18 months or so, Gold Fields has certainly shown a far better track record of managing it’s costs, and I’ll show you what those numbers are.

Now much play was made about how the “Harmony Way” cuts costs but all you ever saw in the Harmony presentation was cost per ton. Now, if someone can actually tell me how you can make money by selling tons, you know that would be fantastic. Regrettably, you sell kilograms and that is what the real important number is. What we’ve shown here, is we’ve taken two examples of Harmony acquisitions.

1.	Evander – which is lauded as being one of Harmony’s more successful acquisitions as well as Elandskraal.

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Let’s look first of all at Evander. What we’ve done here to avoid any potential criticisim – we’ve taken specific months to sway an argument one way or the other, we’ve looked at the rolling four quarter average up to June 1998 as well as a rolling four quarter average up to September 2004 or December 1999. So it’s a smooth number, but it takes out any peaks or valleys that may negatively or positively “skew” the numbers. So it’s a very fair way of looking at this. At the time of acquisition of Evander, Harmony basically bought a company that was producing gold at R81,000.00 a kilogram. They did, in the short term reduce that, very successfully, to R56,000.00 a kilogram – but today, it’s virtually back to where it was before and that figure is repeated on the Rand per ton. Initially it comes down, but then it creeps back up again and this is where we would question the sustainability of the so called cost cuts that come in from Harmony.

2.	But let’s look specifically at Elandskraal, and the reason why we’ve chosen Elandskraal is because this is probably the best proxy for what could potentially happen with the deep level mines that we have in our portfolio, being Driefontein and Kloof. You can see they bought Driefontein when it was doing R82,000.00 a kilogram, brought it down marginally to R77,000.00, but today it’s back at R98,000.00 a kilogram in fact last quarter, it was over R100,000.00 a kilogram. Likewise on the cost per ton basis, the cost per ton has risen.

Now, I think that’s a very real example of what potentially could happen at Driefontein and Kloof and I would question whether the “Harmony Way” is applicable particularly on the deeper level mines and certainly the myth that Harmony cuts costs is not a true story if one looks over the longer term.

If you look at the actual cost performance since September 2002 we just show this as a random number, you can see over the last five quarters, Gold Fields have actually held it’s costs flat despite two very significant wage

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increases and some very significant increases in stores costs. Hardly the same could be said about Harmony, and yet this is a company that says they’re actually going to do a lot better by managing the Gold Fields assets than the existing operational team that Gold Fields is already doing. You can make your own conclusion.

The international track record of Harmony is not good. In fact the so-called “Harmony Way” doesn’t travel particularly well. There’s been several attempts at offshore expansion – into Canada, into Australia. Canada has been and gone. Australia has been there, it’s still around but it’s not doing particularly well. Harmony has invested over R3 billion in it’s Australian operations, it’s already written off a third of those operations and last year, it lost something like R450 million odd – in operating losses – that is Australian operations. There hasn’t been a complete new mine that Harmony has constructed. The “Harmony Way” is good in South Africa, and has been shown in the past to have been somewhat successful in the short term. The question is whether Harmony is capable of managing a larger global empire with significant project pipeline, significant development opportunities and a very extension exploration program. I think the facts actually speak for themselves and I’m not convinced that with decimating the head office at Gold Fields and the regional offices that they’re talking about taking out, whether there will be sufficient capability to run this very, very large empire.

So we believe that an independent Gold Fields is certainly a much better proposition for the Gold Fields shareholders.

Why?

I think this slide basically says it all. I’m not going to read it but I think it’s fairly self explanatory. But the point that I’m trying to bring out in this particular slide is that these two companies actually do serve two very distinct investor universes. You have the investor who likes investing in the Gold Fields

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because he sees a long term, almost a more steady portfolio investment, a quality investment that is more of a “start market” as they say here in South Africa but with this potential to have this very successful further internationalization program. Alternatively, the other investor universe actually enjoys the Harmony portfolio of a more leverage, riskier investment and they have that in their portfolio because in the outside chance of a US$700 / US$800 gold price and R15.00 to the dollar, huge leverage that will come through on the Harmony portfolio. It’s entirely understandable that they serve two distinct purposes and by putting the two together it’s questionable whether you would actually make a larger investment logic or actually whether you wouldn’t in fact destroy the investment logic that applies to the two companies as stand alone as they currently are.

The track record, and at the end of the day I think these figures tell you an awful lot. Since the formation of Gold Fields back in the mid 1998 – Gold Fields has grown it’s gold production by 39 percent and this is up to June of this year. Our reserves, as published, have grown, net of depletion, by 5 percent. That’s bearing in mind the 4 odd million ounces a year which has been depleted, so we’ve been able to replenish those reserves. And the share price in Rand terms is certainly up very significantly over that self same period up 168 percent — hardly the track record of people who are harvesting assets and just taking money out of the system. You don’t get that level of performance unless you’re prepared to invest in your company and drive it for the future.

As far as South Africa is concerned, we’ve been accused of neglecting South Africa. Nothing could be further from the truth!

This company is a proudly South African company and has been for now over 110 years and we see that continuing well into the future. We have been investing huge amounts of money in our operations here in South Africa, over the last 5 years, R4.8 (billion) has been invested in long life shafts, in

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improving facilities at our operations in trying to enhance the productive capability.

On our Project 500 we said that there’s going to be – and we laid this out in May this year – here in South Africa and in September in London. We told the market we weren’t happy with the performance of the company, we believed there were improvements that could be made and this is how we’re going to make them and that was by growing the revenue by enhanced quality volume coming out from the group and importantly by cost saving initiatives, whereby, putting in place certain new ideas, we will be able to reduce the cost burn in the company but do it on a sustainable basis. That was started out as Project 100. As we reported last Thursday – we’ve already been able to achieve R54 million with R100 million and then for the additional R300 million odd worth of costs we’ve already achieved R30 million worth of contractual savings and these are escalating and growing day after day and I’m very confident that we’re going to be able to make those savings. These are savings that have been made on a sustainable basis, they’re not going to impair the long term sustainability of our operations. Because we have 20 and 30 year life operations in this company. You cannot afford to short-change them. You’ve got to keep on looking after them. I hardly think that these are actions of a company that believes it’s in harvest mode. Why would you want to walk away from a reserve base that constitutes about 65 percent or 70 percent of your asset base. You don’t do that. It’s very difficult to replace the type of reserves that we have here in South Africa.

Then we come onto another reason why an investment in Gold Fields is a good one and that’s the creation of Gold Fields International. Now this has been purported as being a value leakage to Gold Fields and an exit from South Africa. That’s a very, very clever piece of sophistry, but the truth is entirely different.

Gold Fields will own 70 percent of Gold Fields International. The vast majority of the management of Gold Fields International is going to be Gold Fields

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people. There’s going to be 7 out of the 10 people on the Board who will be Gold Fields nominees – not two as was supposed at the Harmony presentation. We also have top up rights to mitigate any of the dilution that could take place with any transaction, because as you know we’re allowed to work the ownership down to 50.1 percent. Now people say “well that means you’re going to give up 20 percent!”. Well you’re not going to give up 20 percent. You may actually have a lower ownership in Gold Fields International but it will be done on a fair exchange of value and if one looks at the track record of Gold Fields acquisitions over the past 4 or 5 years, there’s probably not a gold company in the world that has been able to do the sort of transactions that we have done and add the value that we have done so we’re not going to just sell down. We’re going to make sure that we sell down for value and that we enhance the value and I would sincerely hope that if we get down to a 50 percent ownership in Gold Fields International, if that’s not worth more than the 70 percent we went in at, then we’ve done a bum deal and we’re not going to do that.

There’s the structure. This is the creation of an International vehicle with a deal currency based in the North American market place that is very much owned by a South African company Gold Fields Limited. It is not an exported capital. It is not an export of skills. In fact, the growth that we have seen on the international side of Gold Fields has enabled us to export a lot of product out of South Africa to help our offshore operations. Probably 50 percent of the Tarkwa Expansion Project was actually sourced here in South Africa – so hardly I think something that is negative for South Africa. I think it’s wonderful that a South African company is playing on the global stage and is getting recognition for what it can do.

There’s also been a lot of sophistry around the so-called value leakage that has occurred in this, the creation of Gold Fields International. This chart attempts to take you, and from the value of the assets, the international assets that we had in Gold Fields, which is US$1.5 billion — and if anyone wants the exact numbers of how that’s made up I can give that to you one-on-

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one. That was valued at that time by an independent group of people and it was assumed to be on a price to NAV at 1.1 times. The Iamgold was trading at 1.7 times. The injection of those assets into Iamgold on the 11th of August, meant that we immediately captured the Iamgold multiple. That lead to an immediate increase in value of those assets from US$1.5 billion to US$2.1 billion because it captured the multiple that existed in the North American marketplace. Subsequent to the creation of Gold Fields International or using Iamgold as a proxy for Gold Fields International, there was a subsequent improvement in the share price of Iamgold which we’re using as a proxy for Gold Fields International. On a see-through basis, the 70 percent ownership that Gold Fields Limited has in this proxy was worth US$2.8 billion on the Friday prior to the bid being announced. That is a demonstrable increase in value of R1.3 billion that accrues to the Gold Fields shareholders. Now the slide on the right-hand side of the screen shows you that on this period, from the 10th August to the 14th October, the Gold Fields International share price was up 51 percent — Gold Fields Limited was 30 percent. And then just for comparative purposes, Harmony up 23 percent and AngloGold up 11 percent.

That I think tells you that there’s been an increase in value on a like for like basis and also bear in mind during this period – in fact I think it was the day after we announced the Gold Fields International deal – there was a 50 basis points cut in interest rates here and the price of gold in South Africa went from R78,000.00 a kilogram up to R87,000.00 a kilogram. Under those circumstances, one would have expected Harmony to have outperformed Gold Fields during that self-same period because it is a much more leverage company than Gold Fields. Yet, if you look at what the numbers are telling you, the numbers are telling you that Gold Fields has still outperformed. So this belief that there has been a value leakage, that there has been no out-performance of Gold Fields relative to Harmony. The facts belie the proposal that was put forward.

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The real truth is – Gold Fields has outperformed and I would argue that a lot of that out performance is because people are starting to look at the Iamgold transaction and they are seeing that this is strategically a sound move and they’re starting to see the value creation that has come through.

Let’s just go to some concluding remarks then.

The Board of Gold Fields and Management are clearly, clearly determined to make sure that the shareholders of Gold Fields get a fair crack and that they get the maximum value for their shares.

We believe and it’s our recommendation to shareholders today that the Harmony proposal as currently constructed has to be rejected. It has to be rejected because the structure that’s being proposed is entirely inappropriate. The value that you’re being asked to accept in exchange for your Gold Fields share is entirely inappropriate and grossly insufficient and certainly you’re not quite sure what it is that you’re trading into. Until there is certainty as to what it is you’re trading into, I believe it will be irresponsible for you to tender your shares. I am a significant shareholder in Gold Fields and I stand up on this stage here today and say I am not going to accept the Harmony offer. And certainly we — as a company — we believe that Gold Fields, and frankly even Harmony, are going to be better offer as independent companies going forward following their specific franchise.

And I will just leave you with one last point. If the “Harmony Way” was as good as it’s made out to be. If it is so value enhancing, then the market is the final arbiter of that judgment and if one looks over the last 5 years and you look at the growth that there’s been in the value of a specific Gold Fields share, it’s been a 200 percent return and that’s both capital as well as

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dividend. That’s a 25 percent (CAGR). The corresponding value increase for a Harmony share is 112 percent or 16 percent (CAGR).

The market has spoken. The market doesn’t lie. The market tells you where the real value investment lies.

We say reject the Harmony offer.

Thank you. We’ll take questions now.

Willie Jacobsz

Thank you Ian. We’re ready to take questions. If you could just say your name and which organization you’re with – John.

Question:

John Fraser – still with Business Day (as far as I know).

Two questions if I may. First of all Bernard Swanepoel wrote to you an open letter yesterday. Could we have an open response to it please, and secondly, if I read correctly the slide on page 12, the shareholder votes on the Iamgold transaction will be on December the 7th. Am I correct in reading that, and if so, why did you decide not to bring that vote forward please?

Ian Cockerill

Answer:

John, the second letter — We said right from the very beginning that the Iamgold vote had to take place on or before December the 7th. There’d never been a date fixed until we put this particular presentation together. I think I said previously that bringing forward the Iamgold vote, whilst not impossible, was going to be very difficult – so there was never really any intention to necessarily want to bring the vote forward and frankly, we think that actually

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having the vote towards the end of a contractual obligation period is in fact useful to shareholders because it allows them to separate the two issues. These are not interlinked issues. They’re two entirely separate issues. You’ve got the issue of: Is the Harmony offer for Gold Fields appropriate? And should you accept it? And there’s a second, separate but also important issue the Gold Fields shareholders have to exercise their minds on and that is should we accept the Iamgold transaction. So actually having a reasonable separation between the two votes, we think is actually very helpful.

As far as the letter from Bernard is concerned. It was a letter ostensibly addressed to me. I picked it up like the rest of the world did on Blumbergs. It wasn’t, it didn’t come through to me, I find this rather surprising bearing in mind that on Saturday the 16th October 2004, it wasn’t difficult for Bernard to find me at home. He knows me telephone number, he also knows my fax number so I think it would have been quite nice to have got that ahead of everyone else, and I think that the manner of delivery probably tells you something about the level of sincerity with the letter.

Now, I think that if there was a level sincerity it would have been far more appropriate to have received that letter or even a phone call, in private, so that we could have discussed this up-front. And frankly, entering into so-called friendly negotiations when my shareholders have a gun pointed to their head hardly seems fair and I think that if there is to be any basis for any negotiation, then in fact the coercive offer needs to be taken off the table. That would allow a sensible negotiation to take place and we would certainly welcome a sensible negotiation but we cannot do that whilst there is a gun pointed to our heads.

Question:

Brenton Saunders from Deutsche Bank.

3 November 04

Response to Harmony bid — presentation	20

Ian — I just, this has got nasty and all is fair in love and war and, you know quite honestly as an investor banker, I could probably make quite a strong or weak case for the “Harmony Way”, the Harmony bid if I was coerced into being lead down either path — but the reality is that it’s quite difficult to argue against the fact, that in the Iamgold transaction, and I think you almost tacitly admitted it on the day is that you were trading NAV in the hope of rating and you demonstrated that at the moment (and I’d have to agree with you) that the North American is more substantial on average than the South African multiple and that was what you’re after — but that really is what has left the door open for Harmony now and the reality is today, whilst things might not be fair and offers might not be perceived as fair, the reality is Gold Fields shareholders are faced with a relatively strong likelihood that Harmony is going to make some headway here. Isn’t the simplest way to address this issue still to consider the — not the legitimacy, but the need for the Iamgold transaction. Clearly that is being perceived. I don’t think only by Harmony but by the market as one being the chink in the armour, it relates to the Norilsk bid, it relates to the fact that I think you could quite demonstrably - and almost in any way demonstrate that you’ve paid a way NAV for rating. Isn’t that the way to address this, either to get the Iamgold bid upped or to walk away from that deal – then nobody’s got any excuse for the kind of justification that’s been leveled.

Ian Cockerill

Answer:

You know Brenton, I think that what people don’t understand is that when you enter into a contractual obligation you’re obliged to see that through and that’s exactly the situation that we’re in with Iamgold. There is a contractual obligation between both parties to apply best efforts to conclude the transaction as agreed upon and as such we have to go to shareholders to do that. We don’t walk away from deals that we drew up. At the time of the Iamgold transaction, you know this is what I find somewhat surprising, you know we struggled to find anybody who didn’t like the transaction, now all of

3 November 04

Response to Harmony bid — presentation	21

a sudden people are saying – no it’s a lousy deal. I don’t quite understand what has changed, but the fact is, the logic that occurred on the 11th of August, still applies today — that this is a good strategic move, it positions the company well to deal in the North American marketplace to allow us to accelerate the growth opportunities for Gold Fields, and bluntly, we’re contractually obliged to go through with the transaction. I don’t know if you’d like to add anything Nick.

Sure.

Nick Holland

Brenton, I think the other thing we need to bear in mind is that as we said up front – we set this up on a NAV to NAV basis and we made sure that everything got valued in the portfolio. For example, if you look at our development projects – Cerra Corona we don’t even own yet. APP is still in the midst of a feasibility study and we have a fairly broad exploration portfolio that is mainly early stage projects. We were paid over US$300 million just for that. Now clearly, we weren’t’ getting anything in our share price for that so if you want to argue that you paid a premium on a NAV to NAV basis, you’ve got to remember that the NAV that was actually determined for Gold Fields was a very full NAV took account of everything that we were putting in there and frankly we’re pretty sure that the market wasn’t affording us any value on a lot of those things so even if you wanted to justify the fact that there was a (disparage) apportionment of the values, I think we’ve more than clawed that back and in any event we are taking control of this company, as Ian said earlier, we’re going to be running the company, we’re going to have the majority of Directors, we’re going to influence affairs – so there is an element of takeover premium in that. So, we still think it’s a great deal and the metrics certainly demonstrate that.

Next question please.

Question:

Muneer Ismail from Deutsche Bank.

3 November 04

Response to Harmony bid — presentation	22

Just Ian, on the control premium. Can you give us an idea of what sort of percentage. I heard 30 percent — 20 percent. What do you think a fair control premium is?

Ian Cockerill

For Iamgold or for?

Muneer Ismail

Sorry for Harmony making a bid for Gold Fields.

Ian Cockerill

Significantly in excess of what is being offered at the moment.

Question:

What’s being offered is the bid premium. But I’m thinking just on a controlling state – what would you think?

Answer:

Ian Cockerill

You saw the metric Muneer, which said that just to get you to a break even point, you’re looking at over 1.7 Harmony shares per 1 Gold Fields share. That’s before there’s even a premium. You also saw the sort of premiums that are paid in the global market place. From that you can add on top of the 1.7. So it’s a significant advance over what the offer is at current levels.

Any more questions?

There’s one other to the left there...

Question:

Des Kilalea Nedcor Securities.

3 November 04

Response to Harmony bid — presentation	23

Ian, did you say that the hedge funds may have as much as 9 percent or do you know actually what the position of the hedge funds in this transaction is?

Answer:

Ian Cockerill

As best as we cant tell at this stage, it’s certainly still in single digits. But, we’re not entirely certain because it changes on an hourly basis. We’re seeing hedge fund activity growing and then we see positions changing, so it’s a very, very fluid situation, but as far as we can ascertain, it’s still in single digits.

Willie Jacobsz

We’ve got a question from the web site and it’s from Steve Schlemmer at Churchill Capital whose asking when will the vote on the Iamgold transaction occur?

Ian Cockerill

Answer:

The date for the Iamgold transaction as we said in here is going to be on December the 7th.

Willie Jacobsz

Any more questions from the floor?

Question:

Allan Cooke – Nedcor Securities. Just to clarify on page 13 slide 25, the value creation from Gold Fields International on that chart in terms of a Gold Fields share. The see-through, would it be 70 percent of that 1.3 billion or is that 1.3 billion the 70 percent attributable.

3 November 04

Response to Harmony bid — presentation	24

Answer:

That is the see-through 70 percent attributable value of (1.3 billion)

Question:

Then also the relaxation of exchange controls in terms of corporates. How does that affect or do you see it affecting the Iamgold transaction.

John Munro

Answer:

Look, certainly the announcement made last week made by the minister I think should be welcomed for the entire country – not just for the potential benefits that it would give to Gold Fields. It’s good for the whole country. I think that when the Iamgold transaction was conceived, it wasn’t based so much on exchange controls, it was based on a whole lot of other criteria that we mentioned to you at the time getting into the heart of the deal flow, having more accessible currency, so the moves by the authorities haven’t really changed that for us. The good news though is that we’ve been informed that the same relaxations would apply in terms of that transaction so I think it certainly reinforces the transaction with Iamgold and I think if there were any doubts about our ability to maintain our interest at 70 percent or whatever figure we wanted to, I think certainly these announcements have dispelled that because we can now follow our rights almost to an unlimited extent. So I think all round it’s positive but it doesn’t change the overriding principles behind which the merger with Iamgold was constructed.

Willie Jacobsz

Ladies and gentlemen. Thank you very much we’ve been busy for an hour now. There will be an opportunity to have further discussions outside, Ian and Nick and the rest of the team.

3 November 04

Response to Harmony bid — presentation	25

I think there’s one more question.

Question:

Leon Esterhuizen – Investec

Sorry to interrupt you – just one question.

Ian you very clearly make the case that you believe the Harmony shares are over valued when it comes to valuing Gold Fields. I just wonder is this not also part of a problem in the sense that you’re chasing a re-rating internationally, but given the fact that the market significantly rates Harmony than it does Gold Fields. It that not actually saying that if you were to combine the companies, you’d get a re-rating based on South African asset base?

Ian Cockerill

Answer:

I think the answer to your question is no – in a very short space of time. No, I don’t think it would, for the very reasons that I stated earlier Leon. I think you’re trying to mix two entirely different franchises and on that basis I don’t believe that it will lead to a re-rating in fact I think you might actually cause a lot of investors to say well “I don’t want to be part of this enlarged entity”. I would prefer, and certainly the feedback that we’ve been getting from a large number of investors is they would actually like to see both franchises surviving. That’s a very clear message that’s been coming through to us, so I don’t believe that putting the two together would give you a better re-rating. No. Not at all.

Willie Jacobsz

Are there any more questions out there? I don’t see any. Ladies and gentlemen join us outside for a few refreshments please, we can continue the discussions there.

Thank You.

3 November 04

Response to Harmony bid — presentation	26

END

Important Information for US shareholders

In the United States, Gold Fields Limited (“Gold Fields”) has filed a Solicitation/Recommendation Statement with the US Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 and holders of the Gold Fields Ordinary Shares and American Depositary Shares are advised to read it as it contains important information. Copies of the Schedule 14D-9 and other related documents filed by Gold Fields are available free of charge on the SEC’s website at http://www.sec.gov. Any documents filed by Harmony Gold Mining Company Limited, including any registration statement on Form F-4 (including any prospectus contained therein) and related exchange offer materials as well as its Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

Forward-looking statements

The materials in this transcript may contain forward-looking statements with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in these materials that are not historical facts are “forward-looking statements”.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in the following materials are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the following materials and Gold Fields’ Annual Report on Form 20-F for the financial year ended June 30, 2003.

Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: the success of the proposed merger with IAMGold Corporation; overall economic and business conditions in South Africa, Ghana, Australia and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; the success of exploration and development activities; decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in relevant government regulations, particularly environmental regulations and potential new legislation affecting mining and mineral rights; fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies; and political instability in South Africa, Ghana and regionally.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the materials in which such statements are contained or to reflect the occurrence of unanticipated events.

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS NOT INTENTED FOR ANYONE IN AUSTRALIA, CANADA, JAPAN AND THE REPUBLIC OF IRELAND